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                                    SERVICO
                                HOTELS & RESORTS


                       NEW YORK STOCK EXCHANGE SYMBOL SER



                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                             CONTACT: SERVICO, INC.
                                                           Warren M. Knight
                                                           Vice President-
                                                              Finance
November 9, 1998                                           (561) 689-9970



                    SERVICO ANNOUNCES EUROPEAN JOINT VENTURE,
             FINANCING COMMITMENT FOR MERGER WITH IMPAC HOTEL GROUP
                      AND RESIGNATION OF DAVID BUDDEMEYER




         WEST PALM BEACH, FLORIDA: Servico, Inc. (NYSE:SER), a nationwide owner and operator of hotels, announced the completion of a joint venture with Lehman Brothers for the purchase of several European hotel properties. The joint venture acquired six hotel subsidiaries of City Hotels located in Belgium and the Netherlands containing 1,200 rooms. As part of the joint venture, Servico will manage the day-to-day operations of the European hotels and oversee their renovation. This off-balance sheet transaction represents Servico's entrance into the European market.

         Servico also announced that it has obtained a financing commitment from Lehman Brothers Holdings Inc. in connection with the previously announced merger with Impac Hotel Group. The financing commitment is subject to the satisfaction of customary conditions and the merger is expected to close before the end of the year. The terms of the merger call for Servico and Impac to merge and form a new company to be named Lodgian. Lodgian will own or manage 143 hotels with more than 27,000 rooms in 35 states, Canada and Europe, making it one of the largest multi-brand independent owners and operators of hotels.

         The financing commitment from Lehman Brothers in the amount of $265 million will be used to complete the Impac merger and includes funds necessary to make payment of approximately $31.5 million due as a result of two separate swap transactions that were entered into by Servico in an effort to manage the interest rate risk associated with its financing for the Impac merger.

         David Buddemeyer, Chairman of the Board and Chief Executive Officer of Servico, will resign from all his positions with Servico upon the consummation of the merger.


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SERVICO, INC.
NEWS RELEASE, page 2






         Once the merger is completed, Robert S. Cole, currently the President of Impac, will become Chief Executive Officer of Lodgian. Lodgian will also establish an Office of the Chairman composed of directors Joseph C. Calabro, John Lang and Michael A. Leven, with Joseph C. Calabro serving as acting chairman of the Office of the Chairman.

         Servico currently owns or manages 90 hotels with more than 18,300 rooms located in 24 states, Canada and Europe. The hotels are primarily full service, providing food and beverage service as well as lodging and meeting facilities. Substantially all of Servico's hotels are affiliated with nationally recognized hospitality franchises, including Holiday Inn, Crowne Plaza, Hilton, Omni, Radisson, Sheraton and Westin. With assets in excess of $750 million, Servico is one of the largest hotel owner/operators in the United States.

         Statements in this release may be construed to be forward looking and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward looking statements involve risks and uncertainties, including without limitation, risks relating to the operation and acquisition of hotels, risks that the Impac acquisition will not be completed, risks relating to the availability of capital and the ability to refinance debt, risks relating to the historical cyclicality of the lodging industry and other risks identified in Servico's SEC filings.